EVERGREEN VA CAPITAL GROWTH FUND
                               200 Berkeley Street
                              Boston, MA 02116-5034



November 3, 2003

Dear Shareholder,

     As a shareholder of Evergreen VA Capital Growth Fund ("Capital Growth Fund") resulting from your purchasing of a variable annuity contract or a variable life insurance policy issued by IDS Life Insurance Company or IDS Life Insurance Company of New York, we are sending you the accompanying prospectus/proxy statement and are inviting you to vote on a merger of Capital Growth Fund into Evergreen VA Growth and Income Fund.

     You have the right to instruct either IDS Life Insurance Company or IDS Life Insurance Company of New York how to vote the Capital Growth Fund shares it holds under your variable annuity contract or variable life insurance policy. IDS Life Insurance Company and IDS Life Insurance Company of New York will each vote any Capital Growth Fund shares for which it does not receive voting instructions in proportionately the same manner - For, Against or Abstain - as shares for which it does receive instructions. Please follow the voting instructions as outlined on your proxy card. For purposes of this prospectus/proxy statement, a variable annuity contract or variable life insurance policy owner is referred to as a "shareholder" and the voting instruction form is referred to as a "proxy card."

     All of the accompanying information is applicable to you and to the proposed merger of your Capital Growth Fund.

     You should read the accompanying materials carefully because they contain important information about the proposed merger. The prospectus/proxy statement has been filed with the Securities and Exchange Commission. The prospectus/proxy statement and other relevant documents are also available at no charge from the Securities and Exchange Commission's website at www.sec.gov. If you have any questions about the proposals or the proxy card, please call Georgeson Shareholder Communications, Inc., our proxy solicitor, at 1.866.643.7607 (toll free).

                                   Sincerely,

                                   /s/ Dennis H. Ferro

                                   Dennis H. Ferro
                                   President and Chief Executive Officer
                                   Evergreen Investment Company, Inc.